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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67930

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GP Bullhound Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__One Sansome Street, Suite 3650__

(No. and Street)

__San Francisco__   __CA__   __94104__

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Alec Dafferner__   __(415) 986-0168__   __alec.dafferner@gpbullhound.com__

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cropper Accountancy Corporation__

(Name – if individual, state last, first, and middle name)

__2872 Ygnacio Valley Road, #460__ __Walnut Creek__   __CA__   __94598__

(Address)   (City)   (State)   (Zip Code)

__03-04-2009__   __3381__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Alec Dafferner</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>GP Bullhound Inc.</u>, as of <u>December 31</u>, 2<u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notarized online using audio-video communication



JOHN TELFORT
Notary Public - State of Florida
Commission # HH163821
Expires on August 10, 2025

Notary Public

Signature: *Alec Michael Dafferner*

Title: Partner

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GP BULLHOUND INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bulhound Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GP Bullhound Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GP Bullhound Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GP Bullhound Inc.'s management. Our responsibility is to express an opinion on GP Bullhound Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GP Bullhound Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GP Bullhound Inc.'s auditor since 2008.
Walnut Creek, California
February 28, 2023

Statement of Financial Condition
December 31, 2022

_____

ASSETS

Cash in bank	$	12,651,075
Restricted certificates of deposit		287,900
Accounts receivable		3,625,668
Prepaid Expenses and Other Assets		2,326,457
Lease Assets		982,303
Deferred Income Tax		311,971
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $		52,528
Total Assets	$	20,237,902

LIABILITIES AND COMPANY EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	313,393
Discretionary bonuses payable		4,148,309
Lease obligations		982,303
Unearned Revenue		726,684
Total Liabilities		6,170,689

Shareholders' equity:

Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issues and outstanding		1
Additional paid-in capital		199,999
Retained earnings		13,867,213
Total Shareholders' equity		14,067,213
Total Liabilities and Shareholders' Equity	$	20,237,902

1.   Organization and Summary of Significant Accounting Policies

Description of Business
GP Bullhound Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Corporate Finance Ltd, a U.K. headquartered investment advisory company. GP Bullhound Holdings Ltd. is the ultimate holding company for an international group (GP Bullhound Group) that is an independent investment bank focused on the technology sector.

GP Bullhound Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2022 are derived from direct client work and work supporting clients of GP Bullhound Group.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

Liquidity
While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates
The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents
Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable
Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group. As of December 31, 2022, all accounts receivable are expected to be received.

Revenue Recognition
Fees and commission revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees ($14,775,530) are earned at the close of a successful deal generally calculated as a percentage of the transaction value. Retainer revenue ($1,331,249) is recognized as earned when performance obligation identified in the engagement letter has been satisfied. Retainer fees received before year end, but not yet earned are recognized as deferred revenue at year end. At December 31, 2022 the Company recorded $726,684 of deferred revenue.

1.   Organization and Summary of Significant Accounting Policies (concluded)

Concentrations

Cash
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, the Company's cash balance exceeded the FDIC insured limit by $12,400,065.

Major customers
The company derived $14,775,529 (93%) of the revenue for the year ended December 31, 2022 from a success fee related to fourteen clients.

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets
Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Leasehold improvements costing $261,768 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2022 was $55,654.

2.   Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3.   Restricted Certificate of Deposit

The Company has a letter of credit for the San Francisco office, which required a cash collateral deposit of $100,000 at 2.4%, which is held as collateral as required under the operating lease. The Company also has a cash collateral deposit for $187,000 at 2.4% with a local bank, which is held as collateral as required under the operating lease for the New York office (see Note 6). Both of these assets are classified as restricted certificates of deposit on the Statement of Financial Condition. At December 31, 2022, the balance of these two assets was $287,900.

4.   Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2018.

The following is the computation of income tax expense:

Income Tax Expense	Federal	California	New York	Total
Net Preliminary Income before Income Taxes	$1,449,403	$1,449,403	$1,449,403	
Less prior year FTB/NY liability	(2,370,834)			
Less City/Other Taxes	(386,439)	(386,439)	(386,439)	
Deductions/(Income) not allowable:				
Non-deductible portion - Meals & Ent		18,017		
Deferred Tax Items:				
Unrealized Gains	(16,659)	(16,659)	(16,659)	
Charitable Contribution Carryover	20,567			
Depreciation per tax returns	(14,615)	(10,540)	(5,514)	
Depreciation per books	55,654	55,654	55,654	
Taxable income (loss)	(1,262,923)	1,109,436	1,117,012	
Income tax thereon – current	0	34,152	108,365	142,517
Estimated Payments	(1,116,000)	(398,200)	(313,508)	(1,827,708)
Income Taxes Overpaid	(1,116,000)	(364,048)	(205,143)	(1,685,191)

5.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $9,613,388, which was $9,267,496 in excess of its required net capital of $345,892. The Company's aggregate indebtedness to net capital ratio was 0.54 to 1.

6.   Leases

The Company has two operating leases for office space in San Francisco and New York. The Company's operating lease for office space in San Francisco expires August 1, 2024. The annual base rent increases 3% annually. Rent expense during 2022 was $354,164.

The Company's operating lease for office space in New York expires July 5, 2023. The annual base rent increases by 1.5 percent annually. Rent expense during 2022 was $486,483.

The operating lease commitments for office space is as follows:

	New York	San Francisco
2023	438,548	351,712
2024	-	209,090
Total	$438,548	$560,802

The Company implemented ASC 842 in 2019 and capitalizes the two leases. The balances of both the lease liabilities and the associated right-of-use assets at December 31, 2022 was $982,303.

7.   Related Party Transactions

GP Bullhound Group billed the Company $1,313,986 for advisory services performed on its behalf in 2022. The Company will pay the balance subsequent to year ended December 31, 2022. The balance is recognized as accounts payable and accrued liabilities on the Statement of Financial Condition.

8.   Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2022, the Company has not identified any material events that require disclosure.